Exhibit 99.3

PROFOUND MEDICAL CORP.

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted on at the annual and special meeting of holders of common shares of Profound Medical Corp. (the “Corporation”) held on May 18, 2022 (the “Meeting”). The following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

1.	Appointment of Auditors

By resolution passed by show of hands, PricewaterhouseCoopers LLP was appointed as the auditor of the Corporation to hold office until the close of the next annual meeting or until its successor is duly appointed, at such remuneration as may be determined by the board of directors. The numbers in respect of the vote are based on the proxies received.

Votes For	% For	Votes Withheld	% Withheld
12,423,540	96.864%	402,171	3.136%

2.	Election of Directors

By resolution passed by show of hands, the following seven (7) nominees were elected as directors of the Corporation. The numbers in respect of the vote are based on the proxies received.

Nominee	For	% For	Withheld	% Withheld
Arun Menawat	8,628,073	96.314%	330,210	3.686%
Brian Ellacott	8,688,688	96.991%	269,595	3.009%
Kenneth Galbraith	8,689,923	97.004%	268,360	2.996%
Cynthia Lavoie	8,924,928	99.628%	33,355	0.372%
Murielle Lortie	8,924,928	99.628%	33,355	0.372%
Arthur Rosenthal	8,555,913	95.508%	402,370	4.492%
Kris Shah	8,924,593	99.624%	33,690	0.376%

3.	Approval of Unallocated Options

By resolution passed by show of hands, the unallocated options under the Corporation’s share option plan were approved by an ordinary resolution. The numbers in respect of the vote are based on the proxies received.

Votes For	% For	Votes Against	% Against
5,511,482	61.524%	3,446,801	38.476%

Toronto, Ontario, May 18, 2022.

PROFOUND MEDICAL CORP.

By:	/s/ Rashed Dewan
Name:	Rashed Dewan
Title:	Chief Financial Officer